UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2024

Commission File Number: 001-38807

CHEMOMAB THERAPEUTICS LTD.
(Translation of registrant’s name into English)

Kiryat Atidim, Building 7, Tel-Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

The information contained in this Report on Form 6-K (the “Report”), excluding the quotes attributable to Adi Mor, PhD, and Douglas Thorburn, MD, in Exhibit 99.1 and Exhibit 99.2 of this Report, shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Nos. 333-259489 and 333-266868) and the registration statement on Form F-3 (File No. 333-275002) of Chemomab Therapeutics Ltd. (the “Company”) and any related prospectuses, as such registration statements and prospectuses may be amended from time to time, and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Data Press Release

On July 25, 2024, the Company issued a press release announcing positive topline results from the Company’s Phase 2 SPRING trial of its first-in-class monoclonal antibody, CM-101, for the treatment of primary sclerosing cholangitis (PSC), a copy of which is attached hereto as Exhibit 99.1 and is furnished herewith.

Corporate Presentation

The Company also updated its corporate presentation for use in meetings with investors, analysts and others. A copy of the presentation is attached hereto as Exhibit 99.2 and is furnished herewith. The Company undertakes no obligation to update, supplement or amend the presentation attached hereto as Exhibit 99.2.

Private Placement

Securities Purchase Agreement

On July 25, 2024, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain investors (the “Purchasers”), pursuant to which the Company agreed to sell to certain investors: (i) 4,188,867 American Depositary Shares (“ADSs”), each representing twenty (20) ordinary shares of the Company, no par value per share, at a purchase price of $1.235 per share; and (ii), in lieu of ADSs, pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to 3,098,583 ADSs (together, the “Private Placement”). The Pre-Funded Warrants will have an exercise price of $0.0001 per ADS, be immediately exercisable and remain exercisable until exercised in full.

The Private Placement is expected to close on or about July 26, 2024, subject to the satisfaction of customary closing conditions. The Company anticipates receiving gross proceeds from the Private Placement of approximately $10.0 million before deducting any offering expenses payable by the Company.

The Company intends to use the net proceeds from the Private Placement, together with the Company’s existing cash, cash equivalents and marketable securities, to fund its development programs for CM-101, and for general corporate purposes and working capital. The Company expects that the net proceeds will extend its cash runway to fund its operations through the beginning of 2026, an extension of approximately one year from current projections, which should fund the Company for approximately one year after the completion of two major milestones expected in early 2025.

The securities issued by the Company pursuant to the Private Placement have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), may not be offered or sold in the United States absent effective registration or an applicable exemption from registration requirements, and have been issued in reliance on the exemptions contained in Section 4(a)(2) of the Securities Act and on Regulation D promulgated thereunder and in reliance on similar exemptions under applicable state laws.

The foregoing description of the Purchase Agreement and the Pre-Funded Warrants does not purport to be complete and is qualified in its entirety by references to the full text of the Purchase Agreement and form of Pre-Funded Warrant, which are filed as Exhibits 99.3 and 99.5, respectively, to this Report on Form 6-K and is incorporated by reference herein.

Registration Rights Agreement

In connection with the Private Placement, the Company also entered into a registration rights agreement, dated July 25, 2024 (the “Registration Rights Agreement”) with the Purchasers requiring the Company to file a registration statement with respect to the resale of the securities. The Company is required to prepare and file a registration statement with the Securities and Exchange Commission (the “SEC”) as soon as reasonably practicable, but in no event later than 30 days following the closing of the Private Placement, and to use its commercial best efforts to have the registration statement declared effective as soon as reasonably practicable. The Company has granted the Purchasers customary indemnification rights in connection with the Registration Rights Agreement. The Purchasers have also granted the Company customary indemnification rights in connection with the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by references to the full text of such agreement, which is filed as Exhibit 99.4 to this Report on Form 6-K and is incorporated by reference herein.

Transaction Press Release

On July 25, 2024, the Company issued a press release announcing the Private Placement, a copy of which is furnished as Exhibit 99.6 and incorporated herein by reference.

Forward-Looking Statements

This Report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements in this Report other than statements of historical facts are "forward-looking statements. These statements may be identified by words such as “aims,” “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “plans,” “possible,” “potential,” “seeks,” “will” and variations of these words or similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these words. Forward-looking statements in this Report include, but are not limited to, statements regarding: the use of proceeds and timing and consummation of the Private Placement; the satisfaction of customary closing conditions with respect to the Private Placement; the cash runway of the Company; the Company's clinical development activities and timelines for CM-101; the timing and future occurrence of other clinical and clinical activities including proposed clinical trial enrollment and the Company's plans and timing to advance CM-101 into Phase 3; and the expected clinical benefits of CM-101 and potential to produce clinically meaningful outcomes in patients with primary sclerosing cholangitis. These forward-looking statements are based on the Company's expectations and assumptions as of the date of this Report. Each of these forward-looking statements involves risks and uncertainties that could cause the Company's clinical development programs, future results or performance to differ materially from those expressed or implied by the forward-looking statements. Many factors may cause differences between current expectations and actual results, including: preliminary or topline results are based on a preliminary analysis of key efficacy and safety data; the potential that success in preclinical testing and earlier clinical trials does not ensure that later clinical trials will generate the same results or otherwise provide adequate data to demonstrate the efficacy and safety of a product candidate; the impacts of macroeconomic conditions, including the conflict in Ukraine and the conflict between Israel and Hamas, heightened inflation and uncertain credit and financial markets, on the Company's business, clinical trials and financial position; unexpected safety or efficacy data observed during preclinical studies or clinical trials; clinical trial site activation or enrollment rates that are lower than expected; the Company's ability to realize the benefits of its collaborations and license agreements; changes in expected or existing competition; changes in the regulatory environment; the uncertainties and timing of the regulatory approval process; and unexpected litigation or other disputes. Other factors that may cause the Company's actual results to differ from those expressed or implied in the forward-looking statements in this press release are identified in the section titled “Risk Factors” in the Company's Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on March 28, 2024 as well as its other documents subsequently filed with or furnished to the SEC. The Company expressly disclaims any obligation to update any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise, except as otherwise required by law.

EXHIBIT INDEX

Exhibit

No.	Description
99.1	Press Release dated July 25, 2024
99.2	Investor Presentation
99.3	Form of Securities Purchase Agreement
99.4	Form of Registration Rights Agreement
99.5	Form of Pre-Funded Warrant
99.6	Press Release dated July 25, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMOMAB THERAPEUTICS LTD.

Date: July 25, 2024	By:	/s/ Sigal Fattal
Sigal Fattal
Chief Financial Officer